Exhibit 99.2

Chapter B of the Periodic Report

Directors' Report on the State of the Company's Affairs
for the three-month period ended March 31, 2010

We respectfully present the Directors' Report on the state of affairs of Bezeq - The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the consolidated companies together are hereinafter referred to as “the Group"), for the three-month period ended March 31, 2010.

The Directors' Report contains a condensed review of its subject-matter and it assumes that the Directors' Report for December 31, 2009 is also available to the reader.

Commencing August 21, 2009, the Company ceased to consolidate the financial reports of D.B.S. Satellite Services (1998) Ltd. ("DBS"), and since that date its investment in DBS is stated by the equity method (see Note 4 to the financial statements). However, the Group continues to report the multi-channel television operations as a segment in its financial statements.

The Group's balance sheet at March 31, 2009 includes DBS balances, while the income statement for the first quarter of 2010 was restated and does not contain the results of DBS's operations as an ongoing operation. The Group's cash flow in the corresponding period includes the operations of DBS.

The Group reports in four main segments in its financial statements:

1)	Fixed-line domestic communications

2)	Cellular

3)	International communications, internet services and NEP

4)	Multi-channel television

Profit in the reporting period amounted to NIS 642 million1 compared with NIS 609 million in the corresponding period. The increase in profit stemmed primarily from a rise in revenue from NIS 2,791 million to NIS 2,915 million, which was moderated by an increase in total costs from NIS 1,992 million to NIS 2,041 million. The increase in profit was mainly in the fixed-line domestic communications and cellular segments. See below for further details.

A.	Board of Directors' explanations for the state of the Company's affairs, the results of its operations, its equity, cash flows and other matters

1.	Financial condition

a.
The Group's assets at March 31, 2010 amounted to NIS 14.23 billion, compared with NIS 15.38 billion on March 31, 2009, of which NIS 5.44 billion (38%) is property, plant and equipment, compared with NIS 6.23 billion (40%) on March 31, 2009.

The decrease in the Group’s assets stems from termination of consolidation of the results of operations of DBS in the Company's financial statements and the recording of the Company's investment in DBS by the equity method (DBS's assets at March 31, 2009 amounted to NIS 1.17 billion). The decrease was reflected mainly in property, plant and equipment and in broadcasting rights. Intangible assets also decreased, due to the cancellation of goodwill. The decrease was offset by stating the investment in DBS at the date of exit from consolidation by the equity method at NIS 1.175 billion.

In addition, a decrease in the assets of the fixed-line domestic communications segment (excluding investment in associates) was modified by an increase in the assets of the cellular segment and the international communications, internet and NEP segment, as explained below.

1           In this translation of the Directors' Report, all amounts should be understood by the reader to be rounded to the nearest million or thousand, as the case may be.

In the fixed-line domestic communications segment there was a decrease of NIS 739 million in assets, excluding investment in associates, compared with March 31, 2009, due mainly to a decrease in cash balances and in deferred tax balances.

In the cellular segment, assets increased from NIS 4.54 billion on March 31, 2009 to NIS 4.76 billion at March 31, 2010. Most of the increase stems from a rise in customer short and long-term balances, mainly due to an increase in revenue from sales of terminal equipment on installments. The increase was moderated by a decrease in property, plant and equipment and in cash balances.

In the international communications, internet and NEP services segment, assets increased from NIS 1,051 million on March 31, 2009 to NIS 1,096 million at March 31, 2010, primarily due to additional acquisitions of capacity usage rights.

In the multi-channel television segment there was an increase in assets from NIS 1,174 million on March 31, 2009 to NIS 1,231 million at March 31, 2010, which stemmed mainly from an increase in broadcasting rights, net investment balances, intangible assets and property, plant and equipment.

b.
The Group's debt to financial institutions and debenture holders at March 31, 2010 amounted to NIS 3.88 billion, compared with NIS 6.28 billion on March 31, 2009. The decrease stemmed primarily from termination of the consolidation of DBS (DBS's debt to financial institutions and debenture holders on March 31, 2009 was NIS 1.75 billion).

In addition, the debt of the fixed-line domestic communications segment decreased due to repayment of debentures, and the debt of the cellular segment decreased due to repayment of debentures and loans.

2.	Results of operations

a.	Highlights

Condensed consolidated income statement:

	For the three months ended March 31,
	2010	2009	Increase
	NIS millions	NIS millions	(decrease)	Change (%)
Ongoing operations:
Income	2,915	2,791	124	4.4%
Costs and expenses	2,041	1,992	49	2.5%

Operating profit	874	799	75	9.4%
Finance income, net	22	30	(8)	(26.7%)

Profit after finance income, net	896	829	67	8.1%
Equity in profits (losses) of affiliates	(23)	2	(25)	-

Profit before income tax	873	831	42	5.1%
Income tax	231	221	10	4.5%

Profit from ongoing operations	642	610	32	5.2%
(Loss) from discontinued operations	-	(1)	1	100%
Profit for the period	642	609	33	5.4%
Attributed to:
Company owners	642	608	34	5.6%
Non-controlling rights	-	1	(1)	(100%)

Profit for the period	642	609	33	5.4%

Earnings per share:
Base earnings per share (NIS)	0.24	0.23	0.01	4.3%
Diluted earnings per share (NIS)	0.24	0.23	0.01	4.3%

Most of the increase in the Group's income stems from the cellular segment.

The Group’s depreciation and amortization expenses in the first quarter of 2010 amounted to NIS 343 million, compared with NIS 371 million in the corresponding quarter, a decrease of 7.5%. The decrease stems from the fixed-line domestic communications segment, and was partially offset by an increase in expenses in the cellular segment.

The Group’s salary expense in the first quarter of 2010 amounted to NIS 505 million, unchanged from the corresponding quarter.

The Group’s operating and general expenses in the first quarter of 2010 amounted to NIS 1,218 million compared with NIS 1,136 million in the corresponding quarter, an increase of 7.2%. The increase is due mainly to an increase in expenses in the cellular segment, and was moderated by a decrease in the expenses of the fixed-line domestic communications segment.

b.	Segments of operation

Below are data by segment, presented in accordance with the Group’s segments of operation:

	1-3/2010		1-3/2009
Revenue by operating segment	NIS millions	% of revenue	NIS millions	% of revenues

Fixed-line domestic communications	1,304	44.7%	1,326	47.5%
Cellular	1,393	47.8%	1,265	45.3%
International communications, internet services and NEP	343	11.8%	324	11.6%
Multi-channel television	391	13.4%	384	13.8%
Other and offsets*	(516)	(17.7%)	(508)	(18.2%)
Total	2,915	100%	2,791	100%

Operating profit by operating segment	1-3/2010		1-3/2009
	NIS millions	% of revenue	NIS millions	% of revenues

Fixed-line domestic communications	490	37.6%	437	33.0%
Cellular	322	23.1%	302	23.9%
International communications, internet services and NEP	61	17.8%	60	18.5%
Multi-channel television	59	15.1%	66	17.2%
Other and offsets*	(58)	-	(66)	-
Consolidated operating profit /
% of Group’s revenues	874	30%	799	28.6%

* Mainly in respect of a segment that is an associate.

Fixed-line domestic communications segment

Revenue:

Segment revenue in the first quarter of 2010 totaled NIS 1,304 million compared with NIS 1,326 million in the corresponding quarter, a decrease of 1.7%.

The decrease in revenue stemmed primarily from a decrease in interconnect fees to the cellular networks (there was a parallel decrease in expenditure). In addition, revenue from telephony decreased as a result of the decreasing number of lines and the decline in call traffic, which was moderated by an increase in revenue from high-speed internet, data communication and transmission.

Costs and expenses:

Depreciation expenses in the first quarter of 2010 amounted to NIS 170 million compared with NIS 211 million in the corresponding quarter, a decrease of 19.4%. This source of the decrease is the end of depreciation of property, plant and equipment and a change in the scrap value of property, plant and equipment.

Salary expense in the first quarter of 2010 amounted to NIS 277 million, similar to the corresponding quarter. The slight decrease in salary expense, resulting from fewer employees, and the increase in salaries attributed to investment,, were offset by a rise in salaries and a provision for a retirement agreement with a previous CEO.

Operating and general expenses in the first quarter of 2010 amounted to NIS 392 million compared with NIS 420 million in the corresponding quarter, a decrease of 6.7%. The decrease stems from a decrease in operating expenses due to the implementation of efficiency measures, as well as a decrease in revenue royalty expenses following their reduction by 0.5%. In addition, interconnect fees to the cellular networks decreased in parallel with a decrease in revenue from interconnect fees.

Other net operating income in the first quarter of 2010 amounted to NIS 24 million, compared with income of NIS 20 million in the corresponding quarter. The increase stems from a rise in capital gains, mainly from the sale of real estate.

Operating profit:

Operating profit in the segment in the reporting quarter of 2010 amounted to NIS 490 million compared with NIS 437 million in the corresponding quarter, an increase of 12%. The increase stems from the changes described above in the income and expense items.

Cellular segment

Revenue:

Segment revenue in the first quarter of 2010 amounted to NIS 1,393 million compared with NIS 1,265 million in the corresponding quarter, an increase of 10.1%.

The increase in revenue is the result of a rise in revenue from services which is a result of an increase in the number of subscribers as well as a rise in average revenue per customer, most of which stems from increased revenue from content services. Revenue from the sale of terminal equipment also increased, mainly due to the increased volume of sales.

Costs and expenses:

Depreciation and amortization expenses in the first quarter of 2010 amounted to NIS 149 million compared with NIS 139 million in the corresponding quarter, an increase of 7.2%. The increase in these expenses stems primarily from operation of the HSPA/UMTS network alongside the existing network, and from the increase in subscriber acquisition amortization expenses.

Salary expense in the first quarter of 2010 amounted to NIS 150 million compared with NIS 151 million in the corresponding quarter.

Operating and general expenses in the first quarter of 2010 amounted to NIS 771 million compared with NIS 672 million in the corresponding quarter, an increase of 14.7%. The increase stems from a rise in service costs, along with an increase in revenue from services (mainly call termination fees and network costs), as well as from an increase in the cost of selling terminal equipment, which is attributable mainly to the increase in the number of handsets sold.

Operating profit:

Operating profit in the segment in the first quarter of 2010 amounted to NIS 322 million compared with NIS 302 million in the corresponding quarter, an increase of 6.6%. The improvement in operating profit stems from the changes described above in the income and expense items.

International communication, internet and NEP segment

Revenue:

In the first quarter of 2010, revenue in the segment amounted to NIS 343 million compared with NIS 324 million in the corresponding quarter, an increase of 5.8%. The increase stems primarily from increased call transfer activity between communications operators worldwide, an increase in the number of broadband customers, in integration operations and in data operations. Offsetting these was a decrease in revenue from outbound calls as traffic volume declined.

Costs and expenses:

Amortization expenses in the first quarter of 2010 amounted to NIS 23 million, compared with NIS 20 million in the corresponding quarter, an increase of 15%.

Salary expense in the first quarter of 2010 amounted to NIS 63 million compared with NIS 64 million in the corresponding quarter.

Operating and general expenses in the first quarter of 2010 amounted to NIS 196 million compared with NIS 181 million in the corresponding quarter, an increase of 8.3%. The increase in these expenses parallels the increase in the segment's revenue.

Operating profit:

Operating profit in the segment in the first quarter of 2010 amounted to NIS 61 million compared with NIS 60 million in the corresponding quarter, an increase of 1.7%. The improvement in operating profit stems from the changes described above in the income and expense items.

Multi-channel television (stated by the equity method)

Revenue:

Revenue in the first quarter of 2010 amounted to NIS 391 million compared with NIS 384 million in the corresponding quarter, an increase of 1.8%. The increase stems from a rise in revenue from advanced products and premium channels, as well as from an increase in the number of subscribers.

Costs and expenses:

Depreciation expenses in the first quarter of 2010 amounted to NIS 64 million compared with NIS 57 million in the corresponding quarter, an increase of 12.3%. The increase is due to depreciation of assets purchased over the past 12 months, offset by a decrease in depreciation for assets purchased in prior periods.

Salary expense in the first quarter of 2010 amounted to NIS 57 million compared with NIS 53 million in the corresponding quarter, an increase of 7.5%.

Operating and general expenses in the first quarter of 2010 amounted to NIS 213 million compared with NIS 208 million in the corresponding quarter, an increase of 2.4%. Most of the increase stems from a rise in marketing expenses.

Operating profit:

Operating profit in the segment in the first quarter of 2010 amounted to NIS 59 million compared with NIS 66 million in the corresponding quarter, a decrease of 10.6%. The decrease stems primarily from the above-mentioned changes in the income and expense items.

c.	Finance income, net

The Group’s net finance income in the first quarter of 2010 amounted to NIS 22 million compared with NIS 30 million in the corresponding quarter. The decrease stems from the fixed-line domestic communications segment, and was moderated by a rise in net finance income in the cellular segment.

d.	Income tax

The Group's tax expenses in the reporting period amounted to NIS 231 million, representing approximately 26.5% of pre-tax profit, compared with NIS 221 million in the corresponding quarter which represented 26.6% of pre-tax profit.

3.
Equity

Equity attributed to the Company's shareholders at March 31, 2010 amounted to NIS 7.2 billion, which comprises 51% of the total balance sheet, compared with NIS 5.4 billion on March 31, 2009 and 35% of the balance sheet. The increase in equity stems mainly from the Group's profit, which was partially offset by the distribution of a dividend on NIS 1.94 billion during 2009.

4.
Cash flow

Consolidated cash flow in the first quarter of 2009 included cash flow from the activities of DBS (see Note 4 to the financial statements for details of the amounts). Consolidated cash flow for the present quarter does not include those activities.

Consolidated cash flow generated by operating activities in the first quarter of 2010 amounted to NIS 806 million, compared with NIS 1,125 million in the corresponding quarter, a decrease of NIS 419 million. Most of the decrease stems from the fixed-line domestic communications segment as a result of a decrease in liabilities for trade and other payables, and from termination of the consolidation of DBS. (in the corresponding quarter, cash flow of NIS 91 million generated by the operating activities of DBS was included).

Cash flow from operating activities is one of the sources for financing the Group's investments. In the reporting quarter these investments included NIS 281 million in the development of communications infrastructure and NIS 88 million in intangible assets and deferred expenses, compared with investment of NIS 408 million and NIS 63 million respectively in the corresponding quarter. In contrast, the cellular segment received proceeds of NIS 140 million from the sale of an investment in a money market fund.

In the reporting period, the Group repaid net debts and paid interest amounting to NIS 245 million, of which NIS 206 million of debentures, NIS 9 million of loans and NIS 30 million of interest payments, compared with net debt repayment and interest payments of NIS 347 million in the corresponding quarter. Conversely, the Group received NIS 15 million in proceeds from the exercise of employee stock options, compared with receipt of a loan of NIS 400 million and proceeds of NIS 36 million from the exercise of employee stock options in the corresponding quarter.

The average of long-term liabilities to financial institutions and debenture holders in the first quarter of 2010 was NIS 4,008 million.

Average supplier credit in the reporting quarter was NIS 1 billion, and average short-term customer credit was NIS 2,532 million. Average long-term customer credit was NIS 845 million.

Surplus working capital in the Group at March 31, 2010 amounted to NIS 522 million, compared with 280 million in the corresponding quarter. Most of the rise in working capital stems from termination of the consolidation of DBS in the Company's financial statements (the working capital deficit of DBS on March 31, 2009 was NIS 536 million). In addition, working capital increased in the cellular segment. The rise was partially offset by the fixed-line domestic communications segment, which transitioned from surplus working capital on March 31, 2009 to a working capital deficit of NIS 483 million at March 31, 2010.

The Board of Directors of the Company reviewed the projected cash flow of the Company, including sources of credit and options for raising it, and determined that despite the deficit in working capital, the Company is not in liquidity difficulties.

The above description includes forward-looking information based on the Company's assessments. Actual results might differ substantially from those assessments if a change occurs in one of the factors taken into account in their making.

5.	Explanations of the Board of Directors relating to market risks and their management

a.
Further to the description in the Directors' Report for 2009, hedging transactions against market risks associated with exposure to changes in exchange rates and to changes in the CPI, partially reduced that exposure.

b.
In April 2010, the Company completed the raising of NIS 1.5 billion of debt by means of loans from Israeli banks, as described in Note 13(b) to the financial statements. As a result, the exposure to changes in the nominal shekel interest rate on December 31, 2009 decreased by NIS 502 million. In addition, the Company made hedging transactions on copper prices during the reporting quarter for 640 tons at USD 7,331 per ton, for a total value of USD 4.7 million. Other than this, the sensitivity tests for the fair value and the effect of the change in the market price on the fair value of the balances in and off the balance sheet for which there is a firm commitment at March 31, 2010, do not differ significantly from the report of December 31, 2009.

c.	The linkage bases report at March 31, 2010 does not differ significantly from the report of December 31, 2009.

B.
Corporate governance

Disclosure on the proceeding for approving the Company's financial statements

The organ responsible for oversight is the Board of Directors. The Company's Board of Directors appointed the Financial Statements Review Committee, whose tasks and composition are described in the Directors' Report for 2009 (the committee was previously known as the Balance Sheet Committee).

The financial statements were discussed by the Financial Statements Review Committee and submitted to the Board of Directors for approval. The following officers attended the Board discussion: Board members – Shlomo Rodav, Shaul Elovitz, Or Elovitz, Orna Elovitz-Peled, Aryeh Saban, Felix Cohen, Eldad Ben-Moshe, Rami Nomkin, Yehuda Porat, Eliahu Holzman, Yitzchak Idelman and Mordechai Keret. In addition, the following officers attended: Avraham Gabbay – CEO, Alan Gelman – CFO and Deputy CEO, Amir Nachlieli – General Counsel. Representatives of Somekh Chaikin, the Company's auditors, also participated in the discussion.

C.	Disclosure concerning the Company’s financial reporting

1.
Critical accounting estimates

Preparation of the financial statements in accordance with IFRSs requires management to make assessments and estimates that affect the reported values of assets, liabilities, income and expenses, as well as disclosure in connection with contingent assets and liabilities. Management bases these assessments and estimates on past experience and on valuations, expert opinions and other factors which it believes are relevant in the circumstances. Actual results might differ from these assessments with different assumptions or conditions. The financial statements provide information about primary topics of uncertainty in critical estimates and judgments in the application of the accounting policy. We believe these assessments and estimates to be critical since any change in them and in the assumptions could potentially and materially affect the financial statements.

2.
Given the significance of the claims filed against the Group, which cannot yet be assessed or in respect of which the exposure cannot yet be calculated, the auditors drew attention to them in their opinion on the financial statements.

3.	Events after the balance sheet date

a.
On April 8, 2010, the general meeting of the shareholders of the Company approved (following the recommendation of the Board of Directors on March 2, 2010) the distribution of a cash dividend of NIS 2.453 billion to the Company's shareholders – see Note 7(e) to the financial statements.

b.
On April 14, 2010, a transaction was closed for the off-exchange sale of all the shares of Ap.Sb.Ar. Holdings Ltd. In the Company, which at that date accounted for 30.44% of the issued and paid up share capital of the Company, to B Communications (SP2) Ltd. For additional details, see Section 1.3.1(a) in Chapter A of the Periodic Report.

c.	See Chapter A, Section 5(b) above on raising debt during April 2010.

D.	Details of series of debt certificates

Following are the updated data at March 31, 2010.

		Debentures Series 4	Debentures Series 5
A.	Par value revalued to the reporting date (linked to the CPI)	NIS 679,337,089	NIS 2,702,592,023 1
B.	Accrued interest	NIS 27,173,484	NIS 119,364,481
C.	Fair value	NIS 728,340,000	NIS 3,163,924,759
D.	Stock exchange value	NIS 728,340,000	NIS 3,163,924,759

(1)	Of which, NIS 996.5 million held by a wholly-owned subsidiary.

We thank the managers, employees and shareholders of the Group’s companies.

Shlomo Rodav Chairman of the Board	Avraham Gabbay CEO